(a Development Stage Company)

Consolidated Financial Statements

Three and nine months ended June 30, 2012 and 2011
(expressed in Canadian dollars)

Zodiac Exploration Inc.
(a Development Stage Company)
Consolidated Balance Sheet
As at June 30, 2012 and September 30, 2011
(Unaudited – Expressed in Canadian $000’s)

	Note	June 30, 2012	September 30, 2011
Assets
Current Assets
Cash and cash equivalents		$22,994	$40,532
Accounts receivable		479	3,875
Prepaid expenditures		201	314
		23,674	44,721

Property, plant and equipment	4	53,832	64,477
		$77,506	$109,198

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	5	$2,060	$6,990
		2,060	6,990

Asset retirement obligation	6	357	385
		2,417	7,375
Shareholders’ Equity
Share capital	8	114,541	114,424
Warrants	8	2,833	2,833
Contributed surplus		3,177	2,947
Deficit		(45,462)	(18,381)
		75,089	101,823
		$77,506	$109,198
Nature of operations	1
Commitments	11

The accompanying notes are an integral part of these financial statements.

Zodiac Exploration Inc.
(a Development Stage Company)
Consolidated Statement of Loss and Deficit
For the three and nine months ended June 30, 2012 and 2011, and the period from inception (June 12, 2008) to June 30, 2012

(Unaudited – Expressed in Canadian $000’s expect per share amounts)

	Three months ended		Nine months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011	Inception (June 12, 2008) to June 30, 2012
Income
Interest Income	66	29	157	115	569

Operating Expenses
General and administrative	1,051	1,021	3,024	2,852	10,665
Stock based compensation	(16)	905	407	1,272	2,945
Depreciation and accretion	36	11	196	31	303
Foreign exchange losses	(67)	(75)	230	1,043	210
Impairment of oil and gas properties	23,381	-	23,381	8,472	31,984
	24,385	1,862	27,238	13,670	46,107

Net Loss	(24,319)	(1,833)	(27,081)	(13,555)	(45,538)
Deficit, beginning of period	(21,143)	(16,331)	(18,381)	(4,609)	-
Deficit, end of period	(45,462)	(18,164)	(45,462)	(18,164)	(45,538)

Basic and diluted loss per share:	(0.07)	(0.01)	(0.08)	(0.04)
Weighted average shares outstanding during the period:	359,635,408	335,491,316	359,491,819	324,931,023

The accompanying notes are an integral part of these financial statements.

Zodiac Exploration Inc.
(a Development Stage Company)
Consolidated Statement of Shareholders’ Equity
As at June 30, 2012
(Unaudited – Expressed in Canadian $000’s expect per share amounts)

	Common Stock		Contributed Surplus		Acc. Deficit	Total Shareholders’ Equity
	Shares	Amount		Warrants
As at September 30, 2010	317,583,611	74,742	1,100	6,547	(4,620)	77,769
Common shares issued on exercise of stock options	340,750	101	-	-	-	101
Contributed surplus effect on exercise of options	-	31	(31)	-	-	-
Common shares issued on exercise of warrants	38,624,362	33,946	-	-	-	33,946
Original warrant valuation effect on exercise of warrants	-	3,714	-	(3,714)	-	-
Common shares issued to acquire property	2,700,018	1,890	-	-	-	1,890
Stock-based compensation	-	-	1,516	-	-	1,516
Net loss	-	-	-	-	(13,544)	(13,544)
As at June 30, 2011	359,248,741	114,424	2,585	2,833	(18,164)	101,677
Stock-based compensation	-	-	362	-	-	362
Net loss	-	-	-	-	(217)	(217)
As at September 30, 2011	359,248,741	114,424	2,947	2,833	(18,381)	101,823
Common shares issued on exercise of stock options	386,667	80	-	-	-	80
Contributed surplus effect on exercise of options	-	37	(37)	-	-	-
Stock-based compensation	-	-	267	-	-	267
Net loss	-	-	-	-	(27,081)	(27,081)
As at June 30, 2012	359,635,408	114,541	3,177	2,833	(45,462)	75,089

The accompanying notes are an integral part of these financial statements.

Zodiac Exploration Inc.
(a Development Stage Company)
Consolidated Statement of Cash Flows
For the three and nine months ended June 30, 2012 and 2011, and the period from inception (June 12, 2008) to June 30, 2012

(Unaudited – Expressed in Canadian $000’s expect per share amounts)

	Three months ended		Nine months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011	Inception (June 12, 2008) to June 30, 2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Adjustments to reconcile net loss to total cash used in operations:
Net loss for the period	(24,319)	(1,833)	(27,081)	(13,556)	(45,462)
Depreciation and accretion	36	11	196	31	303
Stock based compensation	(16)	905	407	1,272	2,951
Impairment of assets	23,381	-	23,381	8,472	31,903
Foreign currency exchange losses	(66)	1,552	224	2,616	209
Change in accounts receivable	(18)	42	(3)	33	(48)
Change in prepaid expenditures	49	35	5	70	(200)
Change in accounts payable and accrued liabilities	(200)	366	25	205	302
TOTAL CASH FLOW FROM OPERATING ACTIVITIES	(1,153)	1,078	(2,846)	(857)	(10,402)

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,980)	(8,904)	(14,447)	(34,155)	(79,168)
Proceeds from sale of property and equipment	-	-	-	-	109
NET CASH USED BY INVESTING ACTIVITIES	(1,980)	(8,904)	(14,447)	(34,155)	(79,059)

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	-	33,479	-	34,047	73,872
Proceeds from exercise of warrants					40,485
Proceeds from stock options exercised	-	-	80	-	206
NET CASH USED BY FINANCING ACTIVITIES	-	33,479	80	34,047	114,563

OTHER ACTIVITIES:
Effect of exchange rate on cash and cash equivalents	65	(1,557)	(325)	(2,621)	(2,468)

Net cash increase (decrease) in cash and cash equivalents	(3,068)	24,096	(17,538)	(3,585)	22,994
Cash and cash equivalents at beginning of period	26,062	30,764	40,532	58,445	-
Cash and cash equivalents at end of period	22,994	54,860	22,994	54,860	22,994

Supplemental data:
Interest received	66	29	157	115	569

The accompanying notes are an integral part of these financial statements.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and nine months ended June 30, 2012 and 2011

(Unaudited - Expressed in Canadian $000's except per share amounts)

1.	Organization and Operations of the Company

Zodiac Exploration Inc. (“Zodiac” or “the Company”) was formed as a result of the Reverse Takeover (“RTO”) structured under the Plan of Arrangement completed on September 28, 2010, in which Peninsula Resources Ltd. (“Peninsula”) acquired all of the outstanding shares of Zodiac Exploration Corp. in a share for share exchange (the “Transaction”).  The Transaction entailed the amalgamation of Zodiac Exploration Corp. with 1543081 Alberta Ltd. (subsequently named Zodiac Exploration Corp.), a wholly owned subsidiary of Peninsula.  Upon completion of the Transaction, Peninsula changed its name to Zodiac Exploration Inc.  For financial reporting purposes, the Transaction was accounted for as a RTO that did not constitute a business combination, with Zodiac Exploration Corp. identified as the RTO acquirer and Peninsula the reverse takeover acquiree.  These consolidated financial statements are those of Zodiac with the RTO accounted for as a capital transaction. The comparative information presented, including all information presented prior to September 28, 2010, is that of Zodiac Exploration Corp. as it has been deemed the continuing entity post RTO. Zodiac is principally engaged in the acquisition, exploration and development of oil and gas properties in the San Joaquin Basin in California. To date, the Company has had only incidental oil and gas revenues included as an offset to capital expenditures and is still considered to be in the development stage as defined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 915.

The Company has consolidated in its accounts the accounts of: Zodiac Exploration Corp.; Peninsula Resources (Barbados) Limited; and Zodiac USA Corp. (“Zodiac USA”), including Zodiac Kentucky LLC (“Zodiac Kentucky”) and Zodiac Energy LLC (“Zodiac Energy”).  Peninsula Resources (Barbados) Limited was established by Peninsula Resources Ltd. prior to the RTO and is inactive.  Zodiac Exploration Corp. (formerly 1543081 Alberta Ltd.) was the amalgamation vehicle for the RTO.  Zodiac Kentucky and Zodiac Energy were established to carry on oil and gas exploration and development activities in the states of Kentucky and California, respectively. Both Zodiac Kentucky and Zodiac Energy are limited liability corporations, established under the laws of the state of Nevada and wholly owned by Zodiac USA.  Zodiac Kentucky is inactive and no longer registered to operate in Kentucky.

At June 30, 2012, the Company has not yet achieved profitable operations, has accumulated a deficit of $45,462 (September 30, 2011 - $18,381) since its inception, and expects to incur further losses in the development of its business, which is typical of an oil and gas exploration company in the early stages of development.  As at June 30, 2012, the Company’s cash balance was $22,994 (September 30, 2011 - $40,532) generated primarily from warrant exercises in the fiscal year ended September 30, 2011.

2.	Significant Accounting Policies

These unaudited interim consolidated financial statements have been prepared in accordance with US generally accepted accounting principles ("US GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"), using the same accounting policies and methods as per the audited consolidated financial statements for the year ended September 30, 2011 except that certain annual disclosures have been condensed or omitted.  The unaudited interim consolidated financial statements do not include all of the disclosures required by US GAAP, and should be read in conjunction with the most recent audited consolidated financial statements of the Company.

In the opinion of management, these unaudited interim consolidated financial statements contain all accruals and adjustments of a normal and recurring nature necessary to present fairly the Company's financial position as at, and results of operations and cash flows for, the three and nine months ending June 30, 2012.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and nine months ended June 30, 2012 and 2011

(Unaudited - Expressed in Canadian $000's except per share amounts)
Because the determination of certain assets and liabilities are dependent upon future events, the preparation of unaudited interim consolidated financial statements involves the use of estimates and approximations.  Consequently, the results of operations for the periods presented are not necessarily indicative of those expected for any subsequent quarter or the entire year ending September 30, 2012.

3.	Recent Accounting Developments

The Company has reviewed recently issued, but not yet adopted, accounting standards in order to determine their impact, if any, on the consolidated financial position, results of operations, and cash flows of the Company.  Based on its review, the Company does not believe that any of the proposed accounting standards will have a significant impact on its financial position, results of operations, or cash flows.

4.	Property, plant and equipment

Property, plant and equipment consist of the following:

	Cost**	Accumulated depreciation	June 30, 2012 Net Book Value	September 30, 2011 Net Book Value
Oil and gas properties	53,743	-	53,743	$ 64,406
Other	173	(84)	89	71
Total	53,916	(84)	53,832	$ 64,477
**Net of impairment charges: $23,381 in 2012 and $8,472 in 2011.

On January 31, 2011, Zodiac acquired, through farm in, a 75% working interest in approximately 21,500 acres located in Kings and Kern Counties in California for total proceeds of US$8,422. The transaction included the payment of US$5,614 in cash, the issuance of  2,700,018 shares with a deemed value of US$1,871 and provision of a work credit in respect of future cash calls made by Zodiac of US$936.  In addition, Zodiac is required to pay approximately 92% of the costs to drill two wells to evaluate the Monterey and Kreyenhagen formations within this area by January 1, 2013 and January 1, 2014, respectively.

During the three and nine months ended June 30, 2012, the Company capitalized $24 and $160 (June 30, 2011 - $444 and $1,049) of general and administrative expenditures and stock-based compensation costs attributable to employees and consultants directly engaged in exploration activities.

At June 30, 2012, the balance of the oil and gas properties related to unproven properties, and the Company has not commenced principal operations, accordingly there has been no depletion or depreciation recorded against the oil and gas properties.

During the three months ended June 30, 2012, the Company recognized an impairment charge of $23,381 on its California assets.  This impairment relates to an asset (land and drilling costs) whose lease was allowed to lapse as it was determined that it was not in the Company’s best interest to continue to explore and develop that specific area.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and nine months ended June 30, 2012 and 2011

(Unaudited - Expressed in Canadian $000's except per share amounts)

During the prior year, the Company recognized an impairment charge of $8,472 on its Nova Scotia assets.  In determining the impairment charge for these assets, the Company considered (among others) the following factors: intent to drill by the operator of the Windsor Basin project; remaining lease term; geological and geophysical evaluations; and drilling results.  The operator has since begun reclamation activities on the assets in question and the Company expects settlement of the liability within the year.

5.	Accounts Payable and Accrued Liabilities

       Accounts payable as at June 30, 2012 (September 30, 2011) consist of the following:

	June 30, 2012	September 30, 2011
Trade accounts payable	1,350	6,490
Accrued liabilities	710	500
Total accounts payable and accrued liabilities	2,060	6,990

6.	Asset Retirement Obligation

As at June 30, 2012, the Company has estimated the net present value of its total Asset Retirement Obligation ("ARO") to be $357 (September 30, 2011 - $385) based upon a total future undiscounted liability of $1,080 (September 30, 2011 - $1,080), where the liability settlement period has been estimated to occur over 1 to 25 years.  During the three months ended March 31, 2012, the Company began incurring reclamation costs in the Windsor Basin in Nova Scotia.  The Company calculated the net present value of ARO using a discount rate of 8% and an inflation rate of 2% to 3%.

	June 30, 2012 $	September 30, 2011 $
Balance, beginning of period	385	206
Liabilities incurred	-	179
Accretion expense	15	16
Liabilities settled	(130)	-
Revision to ARO inputs	87	(16)
Balance, end of period	357	385

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and nine months ended June 30, 2012 and 2011

(Unaudited - Expressed in Canadian $000's except per share amounts)

7.	Future Income Taxes

a)	The significant components of the Company's future tax assets and liabilities are as follows:

	June 30, 2012 $	September 30, 2011 $
Property, plant and equipment	2,420	2,397
Non-capital loss carryforward	2,272	2,482
Share issuance costs	663	752
Asset retirement obligation	60	60
Valuation allowance	(5,415)	(5,691)
	-	-

b)	The Company has estimated tax pools totaling $98,563 as follows:

	Rate of claim	June 30, 2012 $
U.S. tax pools	100%	77,114
Canadian tax pools	Various	21,449
		98,563

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and nine months ended June 30, 2012 and 2011

(Unaudited - Expressed in Canadian $000's except per share amounts)

8.	Share Capital

a)      Authorized

Unlimited number of common shares with voting rights.

Unlimited number of preferred shares, issuable in series.

b) Issued
	Number of Common Shares	Amount $
Outstanding, September 30, 2010	317,583,611	74,742
Common shares issued to acquire property (note 4)	2,700,018	1,890
Common shares issued upon exercise of options and warrants	38,965,112	34,047
Equity effect on exercise of options and warrants	-	3,745
Outstanding, September 30 2011	359,248,741	114,424
Common shares issued upon exercise of options	386,667	80
Equity effect on exercise of options	-	37
Outstanding, June 30, 2012	359,635,408	114,541

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and nine months ended June 30, 2012 and 2011

(Unaudited - Expressed in Canadian $000's except per share amounts)

8.	Share Capital (Continued)

c) Warrants
	Outstanding September 30, 2011	Expired	Outstanding June 30, 2012	Weighted Average Exercise Price $	Deemed Value $
Warrants issued on private placement	14,500,000	(14,500,000)	-	1.034	1,665
Warrants issued on private placement (i)	24,445,706	-	24,445,706	0.414	1,168
Outstanding, end of period	38,945,706	(14,500,000)	24,445,706	0.414	2,833

(i)
The Company issued 27,095,068 common share purchase warrants in conjunction with an equity raise during the fiscal year ended September 30, 2010.  As of June 30, 2012, there are 24,445,706 common share purchase warrants outstanding with an exercise price of $0.414 per share, of which 12,325,008 expire on March 17, 2015, 11,088,539 expire on April 1, 2015 and 1,032,159 expire on April 9, 2015.

The fair values of the warrants issued were estimated as at the grant date using the Black-Scholes option pricing model. The weighted average assumptions used in the calculations are noted below:

2010
Risk-free interest rate	1.95%
Expected life	3.1 years
Expected volatility	71.3%
Fair value per whole warrant	$0.048

The remaining fair value of the warrants issued is $1,168 at June 30, 2012 (September 30, 2011 - $1,168), which was allocated from the gross proceeds received on the private placement.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and nine months ended June 30, 2012 and 2011

(Unaudited - Expressed in Canadian $000's except per share amounts)

8.	Share Capital (Continued)

d) Performance warrants

			June 30, 2012
	Number of Warrants	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)
Balance, beginning of period	10,150,000	0.207	3.27
Forfeited	-	0.207	-
Balance, end of period	10,150,000	0.207	2.77

On April 6, 2010, the Company issued the equivalent of 10,150,000 performance warrants to officers of the Company.  These performance warrants have an equivalent exercise price of $0.207 per share, a term of five years, are exercisable into one common share per performance warrant and vest in four equal increments with the initial increment occurring on a liquidity event for the Company.  The RTO was the initial liquidity event for the performance warrants, and the initial liquidity price was equal to $0.352, the Zodiac Exploration Inc. equivalent price ($0.51 divided by 1.45) of the subscription receipt financing. The remaining warrants became exercisable in increments of 25% with each increase in the market price of the common shares of 33% from the original liquidity price, with 100% of the performance warrants being exercisable upon the achievement of a common share price equal to two times the initial liquidity price.  All performance warrants vested in 2011. On July 29, 2012, 2,900,000 performance warrants held by a former officer were cancelled.

The fair value of the performance warrants issued was estimated as at the grant date using the Black-Scholes option pricing model.  The compensation expense is recognized over the then expected vesting term. The estimate of this expense is adjusted for subsequent changes in the expected or actual outcome of the vesting requirements and any changes to this expense are recorded in the period of the change.  The assumptions used in the calculation are noted below:

Risk-free interest rate	1.75%
Expected life	2.6 years
Expected volatility	75.4%
Fair value per whole warrant	$0.097

Compensation expense recognized for the three and nine months ended June 30, 2012 was $18 and $83 (three and nine months ended June 30, 2011 - $48 and $217). As a non-cash compensation expense, with an offsetting credit to contributed surplus.  Since issuance, approximately 96% of the originally estimated fair value of the performance warrants has been recognized as compensation expense.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and nine months ended June 30, 2012 and 2011

(Unaudited - Expressed in Canadian $000's except per share amounts)

8.	Share Capital (Continued)

e) Stock options outstanding

Under the share option plan of the Company (the “Plan”), established on September 28, 2010, the number of common shares to be reserved and authorized for issuance pursuant to options granted under the Plan cannot exceed 10% of the total number of issued and outstanding shares of the Company.   The 10% limit includes shares reserved for issuance upon the exercise of the performance warrants (Note 8 (d)).  All currently issued options have terms of five years and vest over two to three years; the term, the vesting period and the price are determined at the discretion of the Board of Directors.  However, the maximum option term shall not exceed five years. On July 29, 2012, 1,638,333 stock options held by a former officer were cancelled.

The following table summarizes information about the Company’s stock options outstanding at June 30, 2012, and for changes that occurred during the nine month period then ended:

			June 30, 2012
	Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)
Balance, beginning of period	14,717,250	0.521	2.91
Granted	1,780,000	0.244	3.78
Forfeited	(3,270,834)	0.571	-
Exercised	(386,667)	0.207	-
Balance, end of period	12,839,749	0.489	3.07

As at June 30, 2012, the Company had 5,652,291 options granted but not yet vested.

The following table summarizes information about the Company’s stock options outstanding at September 30, 2011, and for changes that occurred during the year then ended:

			September 30, 2011
	Equivalent Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)
Balance, beginning of year	9,748,834	0.273	3.19
Granted	6,410,000	0.861	4.52
Forfeited	(1,100,834)	0.370	-
Exercised	(340,750)	0.295	-
Balance, end of year	14,717,250	0.521	3.74

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and nine months ended June 30, 2012 and 2011

(Unaudited - Expressed in Canadian $000's except per share amounts)

8.	Share Capital (Continued)

f) Stock-based compensation

During the three and nine months ended June 30, 2012, the Company granted nil and 1,780,000 options to officers, directors, employees and consultants (three and nine months ended June 30, 2011 – 4,125,000 and 5,615,000).  The terms of the grant are consistent with the Plan and options are exercisable at an average price of $0.110 and $0.243 per option and expire five years after the grant date.  The fair value of the options granted is estimated as at the grant date using the Black-Scholes option pricing model.  The weighted average assumptions used in the calculation are noted below:

	2012	2011
Risk-free interest rate	1.12%	1.86%
Expected life	3.0 years	3.0 years
Expected volatility	71.11%	71.11%
Forfeiture rate	1.94%	1.94%
Fair value per option	$0.089	$0.412

Compensation expense recognized for the three and nine months ended June 30, 2012 was $(42) and $184 (three and nine months ended June 30, 2011 - $1,025 and $1,276). Of the total compensation expense for the three and nine months ended June 30, 2012, $(33) and $323 (June 30, 2011 - $857 and $1,054) has been recorded as a stock-based compensation expense related to options issuances and $(8) and $(139) (June 30, 2011 - $169 and $221) has been capitalized for options issued to employees and consultants directly involved in exploration activities. The total amount has been recorded with an offsetting credit to contributed surplus.

g) Per share data

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the three and nine months ended June 30, 2012 of 359,635,408 and 359,491,819 (June 30, 2011 – 335,491,316 and 324,931,023).  The treasury stock method is used for the calculation of diluted loss per share. Under this method, it is assumed that proceeds from the exercise of dilutive securities are used by the Company to repurchase Company shares at the average price during the period.  Application of this methodology was anti-dilutive for the period. The issued and outstanding warrants, performance warrants, and vested stock options of 24,445,706, 10,150,000 and 7,187,458, respectively, were not dilutive as the Company is in a loss position.

9.	Related Parties

There are no material amounts owing to or from officers or directors of the Company as at June 30, 2012.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and nine months ended June 30, 2012 and 2011

(Unaudited - Expressed in Canadian $000's except per share amounts)

10.	Financial Instruments

a) Fair value measurement

ASC Topic 820.10 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  ASC 820.10 applies whenever other statements require or permit assets or liabilities to be measured at fair value.  The Company's financial assets and liabilities are measured at fair value on a recurring basis.  The Company discloses its recognized non-financial assets and liabilities, such as asset retirement obligations and other property and equipment at fair value on a non-recurring basis.  For non-financial assets and liabilities, the Company is required to disclose information that enables users of its financial statements to assess the inputs used to develop said measurements.  The Company recognized an impairment in its Nova Scotia non-financial assets during the year ended September 30, 2011 (note 4). The Company recognized an impairment in its California non-financial assets during the three and nine month period ended June 30, 2012 (note 4).

ASC 820.10 requires that assets and liabilities carried at fair value be classified and disclosed based on the following hierarchy for fair value measurements:

Level 1	Quoted prices in active markets for identical assets or liabilities.
Level 2
Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3
Unobservable inputs, where there is little or no market activity for the asset or liability.  These inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, based on the best information available.

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The fair value of the investment is determined by the best available information including regard for market conditions and other factors that a market participant would consider for such investments.

b) Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from joint venture partners.

The majority of the Company's receivables are from its industry partners, where the receivables have not been collateralized.  To date, the Company has not experienced any bad debts and maintains no allowance for doubtful accounts.  The Company's cash and cash equivalents are held by two financial institutions, one in Canada and the other in the US.

The carrying amount of trade accounts receivable, cash and cash equivalents represent the Company's maximum credit exposure.

11.	Commitments

a)
The Company holds an operating lease agreement for office space in Calgary, Alberta commencing on March 1, 2012 and ending on February 28, 2017. The annual average basic rent obligation is $110, payable in monthly instalments of $9. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

b)
The Company held an operating lease agreement for the lease of office space in Bakersfield, California commencing July 1, 2010 and ending on June 30, 2012. The annual basic rent obligation is US$37 per annum, payable in monthly instalments of US$3. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes. During the quarter, the Company signed a new five year lease, beginning July 1, 2012, for the Bakersfield, California office space.  The annual average basic rent obligation will be US$77 per annum, payable in average monthly instalments of USD$6.  As with the prior lease, additional rent will be payable monthly, which will include the Company’s proportionate share of all operating costs and taxes.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and nine months ended June 30, 2012 and 2011

(Unaudited - Expressed in Canadian $000's except per share amounts)

12.	Segmented information

The Company’s primary operations are limited to a single industry being the acquisition, exploration for, and development of petroleum and natural gas.  Geographical segmentation is as follows:
	Three months ended June 30, 2012 ($)
	Canada	United States	Total
Interest income	41	25	66
Depreciation and accretion	35	1	36
Net loss	(757)	(23,562)	(24,319)
Property, plant and equipment	2,983	50,849	53,832
Total assets	41,354	36,152	77,506

	Nine months ended June 30, 2012 ($)
	Canada	United States	Total
Interest income	132	25	157
Depreciation and accretion	194	2	196
Net loss	(3,185)	(23,896)	(27,081)
Property, plant and equipment	2,983	50,849	53,832
Total assets	41,354	36,152	77,506

	Three months ended June 30, 2011 ($)
	Canada	United States	Total
Interest income	29	-	29
Depreciation and accretion	11	1	12
Net loss	(1,366)	(467)	(1,833)
Property, plant and equipment	2,507	49,510	52,017
Total assets	56,874	51,159	108,033
	Nine months ended June 30, 2011 ($)
	Canada	United States	Total
Interest income	115	-	115
Depreciation and accretion	29	2	31
Net loss	(12,544)	(1,012)	(13,556)
Property, plant and equipment	2,507	49,510	52,017
Total assets	56,874	51,159	108,033

13.	Comparative Figures

Certain of the comparative figures were reclassified from statements previously presented to conform to the current period presentation.